Joulez, Inc.



ANNUAL REPORT

1100 Grand Concourse #1L

Bronx, NY 10456

(212) 796-0657

drivejoulez.com

This Annual Report is dated April 29, 2022.

BUSINESS

Joulez is a startup Electric Vehicle rental company founded in 2021 by entrepreneur Micah Bergdale. The company's largest shareholder is Bergdale Properties, LLC, a South Dakota LLC owned 100% by Micah Bergdale. Joulez is running a tech-centric rental car company focused solely on the mission of a 100% EV fleet starting with Tesla vehicles serving the NYC Metro Area Market and expanding to other markets in 2022. We have developed custom software solutions to make the Joulez experience unlike anything ever seen in the traditional rental car business.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $200.00
Number of Securities Sold: 20,000,000
Use of proceeds: Founders shares to Bergdale Properties, LLC (100% owned by CEO/Director Micah Bergdale)
Date: May 24, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:
With our successful StartEngine campaign, we have the cash resources to operate through the end of 2022.

Foreseeable major expenses based on projections:
Insurance Premium for large fleet

For Q3-Q4 2021, the following are the expected major expenses:
Development of the web reservation platform, which includes an AWS backend infrastructure and also the customer-facing website
Customer service management platform including Zoom-based integration
Electric Vehicle Management Platform, which includes maintenance and management
Development of iOS and Android native mobile apps for reservation
Acquisition of physical Electric Vehicles
Parking/Storage, Charging, Insurance and Maintenance of the EVs

Future operational challenges:

Joulez needs to continue to acquire Electric Vehicles in 2022 for operational service, and we need to place them strategically in our launch market of NYC. Joulez needs to launch our software in to optimize it for real-world conditions while also having a sufficient number of electric vehicles.

Future challenges related to capital resources:

Having a sufficient inventory to match demand while also pricing the rental rates at a level that is market competitive and keeping the momentum going for accelerated growth.

Future milestones and events:

The launch of our rental service direct to consumers outside of the Turo platform, which we anticipate occurring in Q2 2022.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $35,728.00. [*The Company intends to raise*

additional funds through an equity financing.]

Debt

Creditor: Chase Auto Loan
Amount Owed: 46,620.60
Interest Rate: 11.59%

Creditor: Venture Partners
Amount Owed: 55,000.00
Interest Rate: 9%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Micah Bergdale

Micah Bergdale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: May 24, 2021 - Present

Responsibilities: Oversee and lead daily operations and launch of Joulez Inc., Micah does not currently take any compensation for his role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Stock

Stockholder Name: Bergdale Properties, LLC (100% owned by Micah Bergdale)

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Bergdale Properties, LLC

Names of 20% owners: Micah Bergdale

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Bergdale Properties has covered the costs of startup capital for Joulez, Inc. It stands to write off all amounts owed if Joulez Inc does not generate revenue, which will not happen without the StartEngine CF transaction.

Material Terms: This is a no interest liability that has been invoiced to Joulez, Inc from Bergdale Properties, LLC. There are no additional terms aside from the stated liability owed.

OUR SECURITIES

Common Stock
The amount of security authorized is 100,000,000 with a total of 289,337 outstanding as of December 31, 2021.

Voting Rights
Each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting. Only shares are entitled to vote. Please see voting rights for securities sold in this offering.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock
The amount of security authorized is 100,000,000 with a total of 20,000,000 outstanding.

Voting Rights
Unlimited

Material Rights

Liquidation preference over common shares. Dividend rights are also included but require board authorization.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our

sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform for online electric vehicle rentals. Our revenues are therefore dependent upon the market for online electric vehicle rentals.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other

recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Joulez, Inc was formed on May 24, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Joulez, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that All Electric Vehicle Rentals is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly

qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to rent Electric Vehicles is dependent on the outside government regulation such as the State of New York, New York City and other relevant government laws and regulations. The laws and regulations concerning the rental of Electric Vehicles may be subject to change and if they do then the renting of Electric Vehicles may no longer be in the best interest of the Company. At such a point the Company may no longer want to rent Electric Vehicles and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Joulez, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Joulez, Inc could harm our reputation and materially negatively impact our financial condition and business.

Licensing & Insurance in New York State and New York City

Joulez, Inc needs to get complete all formal registration, licensing and insurance requirements as per New York State and New York City laws, so we can successfully launch. We are currently working through those requirements and we are optimistic we will be able to have the licensing and insurance required for New York State by the time vehicles arrive. We have a contingency

plan to launch in New Jersey and/or Connecticut if the State of New York or New York City prevent us from launching for legal reasons, but our hope is to launch in New York City as we see the most demand in this market.

Tesla Vehicles

Given Joulez's early reliance on Tesla, our rollout is very dependent on vehicle availability from Tesla directly. If there are issues sourcing vehicles from Tesla in a timely manner that could delay launch or cause us to not have sufficient inventory to meet demand. We hope to mitigate this risk by also putting in orders for other EVs that are beginning to come onto the market in 2021, but we want to have best in class EVs, which has focused our orders on Tesla.

Software Development Delays or Security Issues

The ability to deliver on the software development plan is critical to a successful launch of Joulez. Joulez fully anticipates that the software will be in Beta in Q3 2021, but there is the possibility that our development team falls behind schedule because of potential unforeseen issues or the desire to add features we feel are mandatory to make sure we are market competitive. As we move through the software development cycle, we plan to update our investors on the progress.

Car Rental Market

The car rental market is dominated by existing players who have large control of the market. There is a risk that they adapt to the entrance of Joulez and begin a more effective rollout of EV offerings that work well for their rental car market. The ability for existing market players to adapt to our entrance and offering is a risk factor.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Joulez, Inc.

By   /s/ *Micah Bergdale*

Name: <u>Joulez, Inc.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS



3460 14th Street, NW, Suite 309
Washington, DC 20010 / 312.961.8578
m e g m a d d e n d c @ g m a i l . c o m

April 28, 2022

To the Board of Directors and Shareholders
Joulez Inc
1100 Grand Concourse Apt 1L
Bronx, NY 10456

I have reviewed the accompanying financial statements of Joulez Inc, which comprise the balance sheet as of December 31, 2021, and the related statements of income and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of Joulez and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

M. Madden

Meg Madden, CPA
Washington DC
April 28, 2022

Joulez, Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
Grant	5,000.00
Rental Sales	3,120.00
Services	2,879.81
Total Income	**$10,999.81**
GROSS PROFIT	**$10,999.81**
Expenses	
Advertising & Marketing	5,508.61
Bank Charges & Fees	170.15
Car & Truck	1,887.93
Charging Fee (Billed Back)	264.94
Commission	1,611.00
Dues & Subscriptions	751.55
Insurance	6,280.60
Interest Paid	1,858.45
Legal & Professional Services	21,700.00
Meals & Entertainment	370.30
Office Supplies & Software	173.80
Other Business Expenses	140.00
Postage & Delivery	142.07
Software Development	9,500.00
Taxes & Licenses	460.25
Travel	604.26
Garage Rental	651.80
Tickets (billed back)	0.00
Tolls (billed back)	-154.04
Total Travel	**1,102.02**
Total Expenses	**$51,921.67**
NET OPERATING INCOME	**$ -40,921.86**
Other Income	
Credit Card Rewards	150.00
Total Other Income	**$150.00**
Other Expenses	
Other Miscellaneous Expense	5,078.80
Total Other Expenses	**$5,078.80**
NET OTHER INCOME	**$ -4,928.80**
NET INCOME	**$ -45,850.66**

Joulez, Inc.

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-45,850.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,834.38
Uncategorized Asset	0.37
Accounts Payable (A/P)	24,019.23
Bonvoy Business Amex Card (1007) - 4	241.23
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**21,426.45**
Net cash provided by operating activities	**$ -24,424.21**
INVESTING ACTIVITIES	
Furniture & Equipment	-193.00
Leo- Tesla White Model 3	-250.00
Leo- Tesla White Model 3:Original cost	-42,387.50
Proxima- Tesla Red	-250.00
Proxima- Tesla Red:Original cost	-54,763.00
Sirius- Tesla White	-250.00
Sirius- Tesla White:Original cost	-52,940.00
Tesla #4	-1,000.00
Tesla #5	-1,250.00
Net cash provided by investing activities	**$ -153,283.50**
FINANCING ACTIVITIES	
Opening Loan	-655.00
Proxima Loan	46,620.60
Venture Loan	55,000.00
Opening Balance Equity	-2,060.00
Owner's Investment	200.00
StartEngine Investment	114,330.31
Net cash provided by financing activities	**$213,435.91**
NET CASH INCREASE FOR PERIOD	**$35,728.20**
CASH AT END OF PERIOD	**$35,728.20**

Joulez, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Relationship - 3011	35,728.20
Total Bank Accounts	**$35,728.20**
Accounts Receivable	
Accounts Receivable (A/R)	2,834.38
Total Accounts Receivable	**$2,834.38**
Other Current Assets	
Uncategorized Asset	-0.37
Undeposited Funds	0.00
Total Other Current Assets	**$ -0.37**
Total Current Assets	**$38,562.21**
Fixed Assets	
Furniture & Equipment	193.00
Leo- Tesla White Model 3	250.00
Original cost	42,387.50
Total Leo- Tesla White Model 3	**42,637.50**
Proxima- Tesla Red	250.00
Original cost	54,763.00
Total Proxima- Tesla Red	**55,013.00**
Sirius- Tesla White	250.00
Original cost	52,940.00
Total Sirius- Tesla White	**53,190.00**
Tesla #4	1,000.00
Tesla #5	1,250.00
Total Fixed Assets	**$153,283.50**
TOTAL ASSETS	**$191,845.71**

Joulez, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	24,019.23
Total Accounts Payable	**$24,019.23**
Credit Cards	
Bonvoy Business Amex Card (1007) - 4	241.23
Total Credit Cards	**$241.23**
Total Current Liabilities	**$24,260.46**
Long-Term Liabilities	
Opening Loan	-655.00
Proxima Loan	46,620.60
Venture Loan	55,000.00
Total Long-Term Liabilities	**$100,965.60**
Total Liabilities	**$125,226.06**
Equity	
Opening Balance Equity	-2,060.00
Owner's Investment	200.00
Retained Earnings	
StartEngine Investment	114,330.31
Net Income	-45,850.66
Total Equity	**$66,619.65**
TOTAL LIABILITIES AND EQUITY	**$191,845.71**

CERTIFICATION

I, Micah Bergdale, Principal Executive Officer of Joulez, Inc., hereby certify that the financial statements of Joulez, Inc. included in this Report are true and complete in all material respects.

Micah Bergdale

CEO